Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

Six months ended June 30, 2014 and 2013

Revenues. Revenues for the six months ended June 30, 2014 were approximately $4.1 million compared with $184 thousand for the six months ended June 30, 2013. The increase was primarily due to a milestone payment and the recognizable portions of a non-refundable upfront payment in accordance with US GAAP revenue recognition accounting pursuant to the August 2013 Research and Development Collaboration and License Agreement with Bayer Pharma AG (“Collaboration”).

Cost of Revenues. Cost of revenues were $1.6 million for the first six months of 2014 compared with $234 thousand for the first six months of 2013. The increase was primarily due to research and development expenses attributed to certain activities under the Collaboration.

Research and Development Expenses, Net. Research and development expenses, net, increased to approximately $6.3 million for the first six months of 2014 from approximately $6.2 million for the first six months of 2013. Research and development expenses do not include expenses incurred in support of our current collaborations which, as noted above, are accounted for as cost of revenues. Research and development expenses, net, as a percentage of total operating expenses, decreased to 69% for the first six months of 2014 from 72% for the first six months of 2013.

Marketing and Business Development Expenses. Marketing and business development expenses decreased by 20% to approximately $282 thousand or the first six months of 2014 compared to approximately $352 thousand for the first six months of 2013. The decrease was primarily due to decrease in certain professional services costs. Marketing and business development expenses, as a percentage of total operating expenses, decreased to 3% for the first six months of 2014 from 4% for the first six months of 2013.

General and Administrative Expenses. General and administrative expenses increased by 19% to approximately $2.5 million for the first six months of 2014 from approximately $2.1 million for the first six months of 2013. The increase was primarily due to an increase in payroll and related costs due to an increase in the number of employees and an increase in non-cash stock based compensation. General and administrative expenses, as a percentage of total operating expenses, increased to 28% for the first six months of 2014 from 24% for the first six months of 2013.

Financial Income, Net. Financial income, net, increased to approximately $2.5 million for the first six months of 2014 from approximately $2.3 million for the first six months of 2013. The increase is primarily due to an increase in gain related to sales of a portion of our investment in Evogene Ltd. (“Evogene”) during the first six months of 2014 compared to the same period in 2013, partially offset by the effect of the re-measurement of fair value of the amended research and development funding arrangement.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities

Net cash used in operating activities increased to approximately $6.7 million in the first six months of 2014 compared with approximately $6.3 million in the first six months of 2013. This increase is mainly attributed to increased levels of support of our current collaborations and in research and development activities in our Pipeline Program.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities in the first six months of 2014 was approximately $9.4 million compared with net cash used in investing activities of approximately ($10.5) million in the first six months of 2013. The increase in net cash provided by investment activities is primarily related to higher proceeds from the maturity of short-term bank deposits partially offset by new investments in short-term bank deposits in the first six months of 2014 compared to the same period in 2013.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $71.8 million in the first six months of 2014 compared with approximately $13.5 million in the first six months of 2013. The principal sources of cash provided by financing activities in the first six months of 2014 were: (i) $67.2 million in net proceeds from an underwritten public offering of 6,900,000 of our ordinary shares completed in March 2014, (ii) $3.8 million in net proceeds from the sale of  363,090 ordinary shares under our “at-the-market” offering program (the “ATM program”), the registration statement under which we had been selling ordinary shares pursuant to the ATM program terminated on January 21, 2014, and (iii) $860 thousand in proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.  The principal sources of cash provided by financing activities in the first six months of 2013 were: (i) $7.3 million in net proceeds from the sale of 1,338,285 ordinary shares under our ATM program, during the period of January 2013 to May 2013, (ii) $5.0 million in proceeds related to the research and development funding arrangement signed in December 2011, and (iii) $1.2 million in proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.

Net Liquidity

Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits and marketable securities. As of June 30, 2014, we had total cash, cash equivalents and short-term bank deposits of approximately $113.3 million.